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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                      DALLAS GOLD AND SILVER EXCHANGE, INC.
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                                (NAME OF ISSUER)


                                  COMMON STOCK
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                         (TITLE OF CLASS OF SECURITIES)




                                   235-077104
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                                 (CUSIP NUMBER)


                                  STEVE DECHANT
                            C/O DEL MAR COUNTRY CLUB
                                  P.O. BOX 9660
                            RANCHO SANTA FE, CA 92067
                                 (858) 759-5990
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                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                  JULY 19, 2000
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


        Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



                         (Continued on following pages)



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CUSIP No. 235-077104                    13D     Page    2     of    4      Pages
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  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          (ENTITIES ONLY)
          ALLEN PAULSON, DECEASED
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  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ ]
                                                                    (b)   [ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

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  (4)     SOURCE OF FUNDS*
             PF
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  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                        [ ]

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  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
              USA
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                       0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                        0
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                      0
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                                  0
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                0
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 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          [ ]

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 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                0
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 (14)     TYPE OF REPORTING PERSON*
                IN (DECEASED 7/19/2000)
          ---------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!



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CUSIP No. 235-077104                    13D     Page    3     of    4      Pages
         ---------------------                       --------    --------



ITEM 1. SECURITY AND ISSUER.

        The title of the class of equity securities to which this Statement on
Schedule 13D relates is the common stock, $.01 par value per share (the "Common Stock") of Dallas Gold and Silver Exchange, Inc., a Nevada corporation ("Issuer"), whose address is 2817 Forest Lane, Dallas, Texas 75234.

ITEM 2. IDENTITY AND BACKGROUND.

        Allen Paulson, deceased. Mr. Paulson died on July 19, 2000.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Personal Funds.

ITEM 4. PURPOSE OF TRANSACTION.

        Mr. Paulson's acquisitions of securities were for investment purposes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        Allen Paulson ceased to be the beneficial owner of more than 5% of the Common Stock when he died on July 19, 2000. Before death, he transferred to his living trust all his Common Stock. Before death, he remained the beneficial owner of all the Common Stock in the living trust because the living trust was revocable by him and he was trustee of the living trust. Upon his death, the living trust became irrevocable and beneficial ownership passed to the successor trustees of the living trust.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Not applicable.



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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 29, 2000                          /s/ John Michael Paulson
                                       ----------------------------------------
                                       John Michael Paulson, Co-Executor of the
                                       Estate of Allen Paulson


                                       /s/ Edward White
                                       ----------------------------------------
                                       Edward White, Co-Executor of the
                                       Estate of Allen Paulson


Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).




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